CUSIP No. 483497103	Page 1 of 15 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

KALVISTA PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

483497103
(CUSIP Number)

Steve R. Bailey
Frazier Healthcare Partners
601 Union Street, Suite 3200
Seattle, WA 98101
Telephone: (206) 621-7200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Stephen M. Meli Foley & Lardner LLP 111 Huntington Avenue Suite 2500 Boston, MA 02199 (617) 226-3107	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

January 26, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 483497103	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Frazier Life Sciences Public Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 734,350(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 734,350 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,350(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(2)
14	TYPE OF REPORTING PERSON PN
(1) Consists of 734,350 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.
(2)
Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON FHMLSP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 734,350 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 734,350 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,350 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(2)
14	TYPE OF REPORTING PERSON PN
(1)
Consists of 734,350 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)
Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON FHMLSP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 734,350 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 734,350 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,350 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(2)
14	TYPE OF REPORTING PERSON OO
(1)
Consists of 734,350 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)
Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Frazier Life Sciences X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 837,842(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 837,842(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,842(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%(2)
14	TYPE OF REPORTING PERSON PN
(1)
Consists of 837,842 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick Heron and James Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)
Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON FHMLS X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 837,842(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 837,842(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,842(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%(2)
14	TYPE OF REPORTING PERSON PN
(1)
Consists of 837,842 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick Heron and James Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)
Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON FHMLS X, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 837,842(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 837,842(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,842(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%(2)
14	TYPE OF REPORTING PERSON OO
(1)
Consists of 837,842 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick Heron and James Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)
Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON James N. Topper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,572,192(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,572,192 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,572,192 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%(2)
14	TYPE OF REPORTING PERSON IN
(1)
Consists of (i) 734,350 Shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 837,842 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)
Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON Patrick J. Heron
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,572,192 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,572,192 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,572,192 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%(2)
14	TYPE OF REPORTING PERSON IN
(1)
Consists of (i) 734,350 Shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 837,842 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)
Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 10 of 15 Pages

1	NAME OF REPORTING PERSON Albert Cha
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 734,350 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 734,350 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,350 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(2)
14	TYPE OF REPORTING PERSON IN
(1)
Consists of 430,887 Shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)
Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 11 of 15 Pages

1	NAME OF REPORTING PERSON James Brush
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 734,350 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 734,350 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,350 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(2)
14	TYPE OF REPORTING PERSON IN
(1)
Consists of 734,350 Shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)
Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 12 of 15 Pages

EXPLANATORY NOTE

This Amendment No. 1 to the Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on December 30, 2022 (the “Original Filing”) (the Original Filing and this Amendment No. 1 are collectively referred to herein as the “Schedule 13D”).  The Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of KalVista Pharmaceuticals, Inc. (the “Company” or “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Filing.
Item 3 and Item 5 in the Original Filing are amended and restated in their entirety, as provided below.  The remaining Items in the Original Filing remain the same and are unchanged by the filing of this Amendment No. 1.
Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the Reporting Persons have voting and dispositive power over 1,572,192 shares of Common Stock of the Company acquired at an aggregate cost of $25,603,426.  The working capital of FLSPF and FLS X was the source of the funds for the purchase of the Common Stock.  No part of the purchase price of the Common Stock was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.
Item 5. Interest in Securities of the Company
(a)
FLSPF is the record owner of the shares of Common Stock that it holds.  As the sole general partner of FLSPF, FHMLSP may be deemed to own beneficially the shares of Common Stock held by FLSFP.  As the sole general partner of FHMLSP, FHMLSP LLC may be deemed to own beneficially the shares of Common Stock held by FLSFP.  As the Members of FHMLSP LLC, each of Heron, Topper, Cha and Brush may be deemed to beneficially own the shares of Common Stock held by FLSFP.  Each Reporting Person disclaims beneficial ownership of all the shares of Common Stock held by FLSFP other than those shares which such person owns of record.

FLS X is the record owner of the shares of Common Stock that it holds.  As the sole general partner of and FLS X, FHMLS-X L.P. may be deemed to own beneficially the shares of Common Stock held by FLS X.  As the sole general partner of FHMLS-X L.P., FHM-X LLC may be deemed to own beneficially the shares of Common Stock held by FLS X.  As the Members of FHM-X LLC, each of Heron and Topper may be deemed to beneficially own the shares of Common Stock held by FLS X.  Each Reporting Person disclaims beneficial ownership of all the shares of Common Stock held by FLS X other than those shares which such person owns of record.

CUSIP No. 483497103	Page 13 of 15 Pages

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.
(b)	Regarding the number of shares as to which such person has:
a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.
b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.
c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.
d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	FLSPF made the following purchases (and no sales) of Common Stock since December 30, 2021:
Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected
1/6/2022	41,235	$13.143	Open Market Transaction
1/7/2022	30,399	$13.3736	Open Market Transaction
1/10/2022	10,000	$12.7694	Open Market Transaction
1/12/2022	30,000	$12.7575	Open Market Transaction
1/26/2022	155,471	$11.6879	Open Market Transaction
FLS X has made no purchases and no sales of Common Stock since December 30, 2021.
(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

CUSIP No. 483497103	Page 14 of 15 Pages
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: January 31, 2022	FRAZIER LIFE SCIENCES X, L.P. By FHMLS X, L.P., its general partner By FHMLS X, L.L.C., its general partner By: /s/ Steve R. Bailey Steve R. Bailey, Chief Financial Officer
Date: January 31, 2022	FMHLS X, L.P. By FHMLS X, L.L.C., its general partner By: /s/ Steve R. Bailey Steve R. Bailey, Chief Financial Officer
Date: January 31, 2022	FMLHS X, L.L.C. By: /s/ Steve R. Bailey Steve R. Bailey, Chief Financial Officer
Date: January 31, 2022	FRAZIER LIFE SCIENCES PUBLIC FUND, L.P. By FHMLSP, L.P., its general partner By FHMLSP, L.L.C., its general partner By: /s/ Steve R. Bailey Steve R. Bailey, Chief Financial Officer
Date: January 31, 2022	FHMLSP, L.P. By FHMLSP, L.L.C., its general partner By: /s/ Steve R. Bailey Steve R. Bailey, Chief Financial Officer

Date: January 31, 2022	FHMLSP, L.L.C By: /s/ Steve R. Bailey Steve R. Bailey, Chief Financial Officer
Date: January 31, 2022	By: * James N. Topper
Date: January 31, 2022	By: * Patrick J. Heron
Date: January 31, 2022	By: ** Albert Cha
Date: January 31, 2022	By: ** James Brush
Date: January 31, 2022	*By: /s/ Steve R. Bailey Steve R. Bailey, as Attorney-in-Fact

*This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on February 24, 2017.
** This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.